Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company
Mountain Province Diamonds Inc. ("Mountain Province") 161 Bay Street, Suite 1410 PO Box 216 Toronto, Ontario M5J 2S1
Item 2	Date of Material Change
January 28, 2018
Item 3	News Release
A news release with respect to the material change referred to in this report was disseminated jointly by Mountain Province and Kennady Diamonds Inc. ("Kennady") through CNW and subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR) on January 29, 2018.
Item 4	Summary of Material Change

On January 29, 2018, Mountain Province and Kennady jointly announced that they had entered into a definitive arrangement agreement dated January 28, 2018 (the "Arrangement Agreement"), whereby, subject to the terms and conditions of the Arrangement Agreement, Mountain Province will acquire all of the issued and outstanding common shares of Kennady ("Kennady Shares") by way of a statutory plan of arrangement (the "Arrangement") under the Business Corporations Act (Ontario).

Under the terms of the Arrangement, shareholders of Kennady ("Kennady Shareholders") will be entitled to receive, in exchange for each Kennady Share held at the effective time of the Arrangement, 0.975 of a common share of Mountain Province (a "Mountain Province Share").

Item 5	Full Description of Material Change

Particulars of the Arrangement

On January 29, 2018, Mountain Province and Kennady jointly announced that they had entered into the Arrangement Agreement, whereby, subject to the terms and conditions of the Arrangement Agreement, Mountain Province will acquire the Kennady Shares by way of an Arrangement under the Business Corporations Act (Ontario).

Under the terms of the Arrangement, Kennady Shareholders will be entitled to receive, in exchange for each Kennady Share held at the effective time of the Arrangement, 0.975 of a Mountain Province Share.

Approvals

Shareholder Approvals

In order to become effective, the Arrangement will require, among other things, (i) the shareholders of Mountain Province ("Mountain Province Shareholders") to approve the issuance of the Mountain Province Shares pursuant to the Arrangement (the "Share Issuance Resolution") at a special meeting expected to be held in early April 2018 (the "Mountain Province Meeting"), and (ii) the Kennady Shareholders to approve the Arrangement (the "Arrangement Resolution") at a special meeting expected to be held in early April 2018 (the "Kennady Meeting"), as follows:

•      Mountain Province Shareholder Approvals – the Share Issuance Resolution must be approved by (i) a majority of at least 50 percent of the votes cast by Mountain Province Shareholders on the Share Issuance Resolution, and (ii) a majority of at least 50 percent of the votes cast by Mountain Province Shareholders on the Share Issuance Resolution after excluding any Mountain Province Shares held by a Mountain Province Shareholder that meets the criteria set forth in section 8.1(2) of MI 61-101 (as defined herein) ("Minority Mountain Province Approval"); and

•       Kennady Shareholder Approvals: the Arrangement Resolution must be approved by (i) a majority of at least 66⅔ percent of the votes cast by Kennady Shareholders on the Arrangement Resolution, and (ii) a majority of at least 50 percent of the votes cast by Kennady Shareholders on the Arrangement Resolution after excluding any Kennady Shares held by a Kennady Shareholder that meets the criteria set forth in section 8.1(2) of MI 61-101 ("Minority Kennady Province Approval").

Mr. Dermot Fachtna Desmond owns or controls, through Bottin (International) Investments Ltd., (i) an aggregate of 37,951,887 Mountain Province Shares, representing approximately 23.7% of the issued and outstanding Mountain Province Shares (the "Significant Mountain Province Shareholder"), and (ii) an aggregate of 14,485,797 Kennady Shares, representing approximately 28.5% of the issued and outstanding Kennady Shares (the "Significant Kennady Shareholder")

The Mountain Province Shares held by the Significant Mountain Province Shareholder will be excluded for purposes of Minority Mountain Province Approval in accordance with section 8.1(2) of MI 61-101. The Kennady Shares held by the Significant Kennady Shareholder will be excluded for purposes of Minority Kennady Approval in accordance with section 8.1(2) of MI 61-101.

Other Approvals

In addition to the approvals required from (i) the Mountain Province Shareholders, (ii) the Kennady Shareholders, and (iii) the Ontario Superior Court of Justice (Commercial List), the Arrangement is also subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary for a transaction of this nature. The Arrangement Agreement includes customary deal protections with a mutual break fee of C$6 million, payable under certain circumstances.

A copy of the Arrangement Agreement will also be made available on SEDAR under the issuer profile of Mountain Province at www.sedar.com.

Voting and Support Agreements

Each of the directors and senior officers of Mountain Province, along with the Significant Mountain Province Shareholder, have entered into a voting and support agreement with Kennady. These supporting Mountain Province Shareholders held, at the time they entered into their voting and support agreements, an aggregate of 39,006,333 Mountain Province Shares, representing approximately 24.3% of the issued and outstanding Mountain Province Shares, and have, among other things, agreed to vote their Mountain Province Shares in favour of the Share Issuance Resolution. For the avoidance of doubt, these supporting Mountain Province Shareholders shall be excluded for purposes of Minority Mountain Province Approval.

Each of the directors and senior officers of Kennady, along with the Significant Kennady Shareholder, have entered into a voting and support agreement with Mountain Province. These supporting Kennady Shareholders held, at the time they entered into their voting and support agreements, an aggregate of 14,560,342 Kennady Shares, representing approximately 28.6% of the issued and outstanding Kennady Shares, and have, among other things, agreed to vote their Kennady Shares in favour of the Arrangement Resolution. For the avoidance of doubt, these supporting Kennady Shareholders shall be excluded for purposes of Minority Kennady Approval.

Copies of the voting and support agreements to which Mountain Province Shareholders are a party will also be made available on SEDAR under the issuer profile of Mountain Province at www.sedar.com.

Board Recommendations

The Board of Directors of Mountain Province, on the recommendation of the Special Committee of the Board of Directors of Mountain Province, composed entirely of independent directors, has unanimously approved the Arrangement and will recommend that Mountain Province Shareholders vote in favour of the Share Issuance Resolution. RBC Capital Markets also provided its opinion to the Special Committee of the Board of Directors of Mountain Province that, based upon and subject to the assumptions, limitations and qualifications set out in such opinion, the consideration to be paid under the Arrangement is fair, from a financial point of view to Mountain Province. A copy of the RBC Capital Markets fairness opinion, which should be read carefully and in its entirety, and other relevant background information will be included in the management information circular that will be mailed to Mountain Province Shareholders in connection with the Mountain Province Meeting.

In addition, the Board of Directors of Kennady, on the recommendation of the Special Committee of the Board of Directors of Kennady, composed entirely of independent directors, has unanimously approved the Arrangement and will recommend that Kennady Shareholders vote in favour of the Arrangement Resolution. The Special Committee of the Board of Directors of Kennady has received an opinion from Haywood Securities Inc. that, based upon and subject to the assumptions, limitations, and qualifications stated in such opinion, the consideration to be received by the shareholders of Kennady pursuant to the Arrangement is fair, from a financial point of view, to the shareholders of Kennady. A copy of the Haywood Securities Inc. fairness opinion, which should be read carefully and in its entirety, and other relevant background information will be included in the management information circular that will be mailed to Kennady Shareholders in connection with the Kennady Meeting.

Disclosure Required Under Section 5.2 of MI 61-101

Pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"), the Arrangement constitutes a "related party transaction" for Mountain Province, as (i) Kennady is a "related party" (as defined in MI 61-101) of Mountain Province by virtue of the Significant Mountain Province Shareholder being a "control person" (as defined in section 1(1) of the Securities Act (Ontario)) of Mountain Province and Kennady, and (ii) the Arrangement will result in Mountain Province acquiring Kennady through an arrangement.

In the absence of an exemption, a "related party transaction" requires Mountain Province to obtain (i) a "formal valuation" of the non-cash consideration offered under the Arrangement and the shares acquired under the Arrangement, and (ii) "minority approval" of the Arrangement (each as defined in MI 61-101). Mountain Province is exempt from the requirement to obtain a "formal valuation" under section 6.3(2) of MI 61-101. Mountain Province must, however, obtain "minority approval" of the Arrangement under MI 61-101. Therefore, at the Mountain Province Meeting, Mountain Province will seek Minority Mountain Province Approval of the Share Issuance Resolution, which shall exclude any Mountain Province Shares held by a Mountain Province Shareholder that meets the criteria set forth in section 8.1(2) of MI 61-101.

Mountain Province and Kennady are pursuing the Arrangement, the material terms of which are set out above, for the purpose of combining the businesses of Mountain Province and Kennady. Upon consummation of the Arrangement, Kennady will become a wholly-owned subsidiary of Mountain Province. It is anticipated that Kennady's assets will provide a strong complement to Mountain Province's interest in the Gahcho Kué project, located in the Northwest Territories, Canada, adding 67,164 hectares of 100%-owned exploration ground strategically surrounding the Gahcho Kué mine. It is further anticipated that the Arrangement will allow the existing Kennady Shareholders to retain ongoing exposure to Kennady's assets as well as gain exposure to Mountain Province's interest in the Gahcho Kué mine.

As described above, the Board of Directors of Mountain Province, on the recommendation of the Special Committee of the Board of Directors of Mountain Province, composed entirely of independent directors, has unanimously approved the Arrangement and will recommend that Mountain Province Shareholders vote in favour of the Share Issuance Resolution. See "Board Recommendations". Mr. Jonathan Comerford, a director of both Mountain Province and Kennady, declared his conflicts of interests and abstained from participating in the Arrangement process and from voting in connection with the approval of the Arrangement by the Board of Directors of each company.

As described above, each of the directors and senior officers of Mountain Province, along with the Significant Mountain Province Shareholder, have entered into a voting and support agreement with Kennady in respect of the Arrangement. See "Voting and Support Agreements".

Mountain Province is not aware of any prior valuation in respect of the subject matter of, or that is otherwise relevant to, the Arrangement that has been made in the 24 months before the date of this material change report.

See Appendix "A" for a description of (i) the interest in the Arrangement of every interested party and of the related parties and associated entities of the interested parties, and (ii) the anticipated effects of the Arrangement on the percentage of securities of Mountain Province, or of an affiliated entity of Mountain Province, beneficially owned or controlled by each person referred to in (i).

This material change report shall not constitute an offer to sell or the solicitation of an offer to buy Mountain Province Shares, nor shall there be any offer or sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
Not applicable.
Item 8	Executive Officer
David Whittle Interim President and Chief Executive Officer Telephone: (416) 361-3562
Item 9	Date of Report
February 7, 2018

APPENDIX "A"

		Prior to the Arrangement					After the Arrangement
		Mountain Province Shares Held		Kennady Shares Held		Mountain Province Shares Received under Arrangement(1)	Pro Forma Mountain Province Shares Held(2)
Kennady Shareholder	Insider Relationship	(#)	(%)	(#)	(%)	(#)	(#)	(%)
Jonathan Comerford	Director of Kennady	145,204	0.1%	23,445	<0.1%	22,859	168,063	<0.1%
Dermot Fachtna Desmond (3)	10% Security Holder of Kennady and Mountain Province	37,951,887	23.7%	14,485,797	28.5%	14,123,652	52,075,539	24.8
Tom McCandless	Director of Kennady	0	0.0%	200	<0.1%	195	195	<0.1%
Rory Moore	Director of Kennady; Senior Officer of Kennady	0	0.0%	25,500	0.1%	24,862	24,862	<0.1%
Robert Brian Parsons	Director of Kennady	11,000	<0.1%	15,400	<0.1%	15,015	26,015	<0.1%
Bruce Ramsden	Senior Officer of Kennady	0	0.0%	0	0.0%	0	0	0.0
Claudia Tornquist	Director of Kennady	0	0.0%	10,000	<0.1%	9,750	9,750	<0.1%
		38,108,091	23.8%(4)	14,560,342	28.6%(4)	14,196,333	52,304,424	24.9%(4)

Notes:

(1)	Based on an exchange ratio of 0.975 of a Mountain Province Share for each Kennady Share.
(2)	Based on the number of issued and outstanding Mountain Province Shares and Kennady Shares as of the date of this material change report, being 160,253,501 Mountain Province Shares and 50,912,599 Kennady Shares.
(3)	The holdings of Dermot Fachtna Desmond and Bottin (International) Investments Ltd. have been aggregated as Mr. Desmond controls Bottin (International) Investments Ltd.
(4)	Figures may not sum due to rounding.

A-1